AP 4/4

08031067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 02 2008
Washington, DC

SEC FILE NUMBER
8-16791

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ameriprise Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart **(612) 678-4769**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street, Suite 1400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/17

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ameriprise Financial Services, Inc., as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires January 31, 2010

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Reconciliation of Assets, Liabilities and Stockholder's Equity to the Regulatory Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ameriprise Financial Services, Inc.

Consolidated Statement of Financial Condition

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ameriprise Financial Services, Inc.

We have audited the accompanying consolidated statement of financial condition of Ameriprise Financial Services, Inc. (the Company) as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ameriprise Financial Services, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

March 10, 2008

Ernst & Young LLP

Ameriprise Financial Services, Inc.

Consolidated Statement of Financial Condition

December 31, 2007
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	454,140
Cash segregated under federal and other regulations		48,134
Available-for-sale investment securities		15
Receivables:		
Brokerage and other fees – affiliates (net of allowance for doubtful accounts of $324)		53,705
Financial advisors and employees (net of allowance for doubtful accounts of $884)		816
Underwriting fees, distribution fees and other (net of allowance for doubtful accounts of $316)		85,446
Deferred acquisition costs		68,081
Deferred compensation		24,679
Secured demand note receivable from Parent		20,000
Land, building, equipment and software, less accumulated depreciation of $159,563		164,937
Deferred income taxes, net		46,824
Other assets		9,720
Total assets	$	976,497
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses:		
Due to affiliates, net	$	109,558
Field force compensation		119,065
Salaries and employee benefits		70,476
Unearned revenue		82,946
Other liabilities		81,403
Total accounts payable and accrued expenses		463,448
Liabilities subordinated to the claims of general creditors		20,000
Stockholder's equity:		
Common stock $10 par value per share:		
Authorized, issued and outstanding shares – 10,000		100
Additional paid-in capital		398,312
Accumulated other comprehensive income, net of tax		7
Retained earnings		94,630
Total stockholder's equity		493,049
Total liabilities and stockholder's equity	$	976,497

See accompanying notes.

Ameriprise Financial Services, Inc.

Notes to Consolidated Statement of Financial Condition
(In Thousands)

December 31, 2007

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Ameriprise Financial Services, Inc. (the Company) is incorporated under the laws of the State of Delaware. The Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company offers advice services and investment advisory services to individuals for which it charges a fee through an advisor-based distribution channel. The Company's advice services provide financial analyses addressing six basic areas of advice services: financial position, protection, investment, income tax, retirement and estate planning, banking and asset allocation. To complete their advice services, the Company's financial advisors provide clients with recommendations of products from the more than 100 products distributed by subsidiaries and affiliates of the Parent, as well as products of approved third parties. The Company maintained a nationwide field force of 10,130 persons at December 31, 2007. The Company's marketing system consists primarily of its field force operating in 50 states, the District of Columbia and Puerto Rico, organized in three regions. There were 610 area offices and 21 market groups in 2007.

The financial advisors are either non-employee, independent contractors operating through a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to advisors operating in these various platforms, advisors are compensated at different percentages of the gross dealer concessions allowed for the various product offerings.

To complement its advisor-based channel, the Company also offers an integrated direct retail distribution channel. Direct distribution services are provided through the Company's online brokerage, which operates under the name Ameriprise Brokerage. Ameriprise Brokerage allows clients to purchase and sell securities online, obtain research and information about a wide variety of securities, use asset allocation and financial planning tools, contact an advisor, as well as access a wide range of proprietary and non-proprietary mutual funds.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Basis of Presentation

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The consolidated statement of financial condition reflects the best judgment of management and actual amounts could differ from those estimates.

Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries, American Express Financial Advisors Japan, Inc. and American Express Management Company. All inter-company accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments: Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2007, approximate current fair value.

Cash and Cash Equivalents: The Company has defined cash and cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal and Other Regulations: Pursuant to Rule 15c3-3 Section (k)(2)(i), all cash received from customers is held in segregated accounts established solely for the benefit of customers and is forwarded to associated mutual funds and other affiliates on a daily basis.

Available-for-Sale Securities: The Company does not hold investments for trading purposes. Available-for-sale securities are carried at fair value with unrealized gains (losses) recorded in other accumulated comprehensive income (loss) within equity, net of the income tax provision (benefit). Fair value is generally based on quoted market prices.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts: Financial advisors are required to pay for certain support services provided by the Company. The Company reserves for any outstanding receivables from the financial advisors at the following rates: 35% for active financial advisors; 80% for financial advisors terminated within 12 months, and 100% for financial advisors terminated more than one year ago. The Company also reserves for fee receivables related to marketing support arrangements for sales of mutual funds of other companies based upon management's judgment as to ultimate collectibility. The Company also reserves for its unsecured client activity funded by Ameriprise Brokerage.

Deferred Acquisition Costs: Commissions and other direct variable distribution costs paid by the Company in connection with the sales of certain investment products are deferred. Such deferred acquisition costs (DAC) are amortized over the estimated revenue generating lives of the related products. When the client's investment is redeemed, any remaining deferred acquisition costs are immediately recognized as expense in conjunction with the collection of a contingent deferred sales charge. In October 2007, the Company entered into an agreement to transfer its rights to receive distribution fees for selling affiliated mutual funds to RiverSource Distributors, Inc., an affiliate. This transaction required the Company to transfer $62,099 of DAC associated with these mutual fund products to its Parent via a dividend transaction. As DAC is considered a nonallowable asset for net capital calculation purposes, this transaction had no impact on the Company's net capital.

Land, Building, Equipment and Software: Land, building, equipment and software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to thirty years. In 2007, the Parent transferred $36,925 of capitalized software to the Company. The deferred tax liability associated with this capitalized software was $12,924, which was also transferred to the Company.

Compensation and Benefits: Compensation and benefits represent compensation-related expenses associated with employees and sales commissions and other compensation paid to financial advisors and registered representatives, net of acquisition costs capitalized and amortized as part of DAC.

(In Thousands)

2. Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 gives entities the option to measure certain financial instruments and other items at fair value that are not currently permitted to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company does not plan to make any fair value elections upon adoption of SFAS 159 on January 1, 2008.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an Amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS 158). As of December 31, 2006, the Company adopted the recognition provisions of SFAS 158 which require an entity to recognize the over-funded or under-funded status of an employer's defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company's adoption of this provision did not have a material effect on the consolidated results of operations and financial condition. Effective for fiscal years ending after December 15, 2008, SFAS 158 also requires an employer to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position. As of December 31, 2008, the Company will adopt the measurement provisions of SFAS 158 which the Company does not believe will have a material effect on consolidated results of operations and financial condition.

(In Thousands)

2. Recently Issued Accounting Standards (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted provided that the entity has not issued financial statements for any period within the year of adoption. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which will require retrospective application of SFAS 157. The transition adjustment, if any, will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company will adopt SFAS 157 effective January 1, 2008. The adoption of SFAS 157 is not expected to have a material effect on the Company's results of operations and financial condition.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's financial statements.

3. Available-for-Sale Securities

Available-for-sale securities consist of common stock. At December 31, 2007, gross unrealized gains amounted to $12; there were no gross unrealized losses at this date.

The fair value of common stock at December 31, 2007 was $15.

At December 31, 2007, there were no available-for-sale securities that had contractual maturities.

(In Thousands)

4. Secured Demand Notes Receivable and Subordinated Liabilities

In October 2007, the Company repaid $20,000 of its $40,000 subordinated liability with the Parent. As a result of this repayment, the Company's net capital was reduced by the same amount. At December 31, 2007, the Company had a secured demand note collateral agreement with the Parent for $20,000.

The interest-free secured demand note receivable was secured by securities with an aggregate market value of $21,514 at December 31, 2007 ($21,514 after deducting applicable valuation adjustments required by SEC Rule 15c3-1).

The Company has interest-free subordinated liabilities pursuant to the secured demand note collateral agreement. The collateral agreement and related subordinated liability have been approved by FINRA. Therefore, the borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note and subordinated liabilities are between related parties and bear no interest; therefore, the estimated fair value of these financial instruments is not meaningful and has not been disclosed. The secured demand note collateral agreement is due to mature on February 28, 2011.

5. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2007, the Company had net capital of $102,282, which was $102,032 in excess of the amount required to be maintained at those dates.

(In Thousands)

6. Commitments, Contingencies, and Other Legal and Regulatory Matters

At December 31, 2007, the Company's future minimum rental commitments, which relate to branch office facilities, based upon the terms under non-cancelable operating leases were as follows:

2008	$ 32,520
2009	27,032
2010	24,136
2011	18,749
2012	8,934
Aggregate thereafter	8,800
Total	$ 120,171

The Company has agreed to indemnify American Enterprise Investment Services, Inc. (AEIS) for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no amounts to be indemnified to AEIS for these customer accounts.

The Company is involved, in the normal course of business, in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, FINRA, Office of Thrift Supervision (OTS), state attorneys general and various other governmental and quasi-governmental authorities concerning the Company's business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plans, mutual funds, annuities, insurance products and brokerage services; non-cash compensation paid to its field leaders and financial advisors; supervision of its financial advisors; and sales of, or brokerage or revenue sharing practices relating to, other companies' real estate investment trust (REIT) shares, mutual fund shares or other investment products. Other open matters relate to, among other things, the portability (or network transferability) of affiliated RiverSource mutual funds, supervisory practices in connection with financial advisors' outside business activities, sales practices associated with the sale of variable annuities, the suitability of product recommendations made to retail financial planning clients and the delivery of financial plans, and the suitability of particular trading strategies. The number of reviews and

(In Thousands)

6. Commitments, Contingencies, and Other Legal and Regulatory Matters (continued)

investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated, and will continue to cooperate, with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company's consolidated financial condition or results of operations.

Certain legal and regulatory proceedings are described below:

In June 2004, an action captioned *John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc.*, was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they are investors in several of the Company's mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. On July 6, 2007, the Court granted the Company's motion for summary judgment, dismissing all claims with prejudice. Plaintiffs have appealed the Court's decision.

In March 2006, a lawsuit captioned *Good, et al. v. Ameriprise Financial, Inc., et al.* (Case No. 00-cv-01027) was filed in the United States District Court for the District of Minnesota. The lawsuit had been brought as a putative class action and plaintiffs purported to represent all of the Company's advisors who sold shares of REITs and tax credit limited partnerships between March 2000 and March 2006. Plaintiffs sought unspecified compensatory and restitutionary damages as well as injunctive relief, alleging that the Company incorrectly calculated commissions owed advisors for the sale of these products. On January 18, 2008, the Court denied plaintiffs' motion for class certification. The Court requested supplemental briefs addressing whether the Court continues to have subject-matter jurisdiction over the two individual plaintiffs' claims.

6. Commitments, Contingencies, and Other Legal and Regulatory Matters (continued)

In October 2007, the State of New Hampshire commenced an action against the Company captioned *In the Matter of Ameriprise Financial, Inc., Ameriprise Financial Services, Inc. & Larry Post*. The action includes claims of New Hampshire statutory violations related to the alleged failure to deliver financial plans sold to clients, instances of forgery and failure to supervise. The parties have agreed to stay the action while the Company discusses possible resolution.

7. Income Taxes

The Company files an income tax return with the Parent which includes the Parent and all of its non-life insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of the Parent to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on apportionment factors.

The Company had a payable to the Parent for federal income taxes of $2,384 at December 31, 2007.

(In Thousands)

7. Income Taxes (continued)

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2007, are as follows:

Deferred income tax assets:	
Deferred compensation and bonuses	$ 75,253
Unearned revenue	33,711
Advisor retention bonus	11,140
Leaseholds	9,030
Sales conference	6,209
Accrued expenses	5,391
Prizes and awards	1,396
Other	2,268
Total deferred income tax assets	144,398
Deferred income tax liabilities:	
Deferred commission and acquisition costs	50,206
Internally developed software	42,984
Accelerated depreciation	4,161
Other	223
Total deferred income tax liabilities	97,574
Net deferred income tax asset	$ 46,824

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company adopted FIN 48 as of January 1, 2007. There was no impact of adopting FIN 48 on the Company's financial statements. The amount of unrecognized tax benefits as of January 1, 2007 and December 31, 2007 was negligible.

8. Related-Party Transactions

The Company provides various services to the Parent and certain other affiliates. The Company is compensated for these services pursuant to various agreements with the Parent and the affiliates to which services are provided. The most significant activity includes providing training and administrative support to the field force. The Company trains all new Ameriprise financial advisors.

Fees for training the field force are based primarily on a cost-plus basis but are subject to modification at the discretion of the Parent. The Company assumes the costs of operating the branch field offices and shares with its affiliates the costs of compensating non-employee financial advisors. In addition, the Company acts as the introducing broker for an insurance company affiliate for which brokerage fees are charged. The Company is also the distributor for face value certificates sold through the financial advisors.

The Company has an arrangement with the Parent whereby the Company retains tax benefits for benefits paid to retired members of the field force. These benefit payments are deductible for tax purposes by the Company in the year paid. The related financial statement expense is recognized by the Parent as earned by the field force. The Parent allows the Company to retain the tax benefits resulting from these transactions.

The Company clears all transactions with an affiliated broker, AEIS, which charges the Company clearing fees on a per trade basis.

Effective October 2007, the Company receives front-load mutual fund fees and 12b-1 fees from an affiliate, RiverSource Distributors, Inc.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. The Plan includes a cash balance formula and a lump sum distribution option. Pension benefit contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

8. Related-Party Transactions (continued)

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Ameriprise Financial 2005 Incentive Compensation Plan (incentive awards) and the Parent's Deferred Equity Program for Independent Financial Advisors (deferred equity awards). Employees, directors, and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Restricted stock awards are paid by the Company to the Parent when granted creating a prepaid expense asset. The prepaid expense asset is amortized as the as the awards vest. At December 31, 2007, the prepaid expense asset amounted to $13,232, for restricted stock awards granted, and was included in the deferred compensation line in the statement of financial condition.

END